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Exhibit 99.1

Risk Factors

        The following factors could cause our actual results to differ materially from historical results or anticipated results:

  Risks Relating to Current Market Environment

Problems being experienced by the telecommunications industry are adversely affecting our Company

        The global telecommunications industry is experiencing significant and well-publicized problems. A number of industry participants, including Global Crossing, MFN, 360networks, Interroute, Carrier 1, PSINet, Teleglobe, WorldCom and KPNQwest, have either filed for chapter 11 protection, been liquidated or restructured. Customers, lenders, suppliers and investors have expressed increasing concern about an inability to sustain a large number of industry participants. Share prices across the sector have declined dramatically over the past three years, and the capital markets generally have closed to industry participants. These industry-wide factors have affected share prices and the ability to raise capital, and have led to concern regarding viability of industry participants as expressed by customers and suppliers.

        Substantial excess fiber capacity in most markets has driven prices dramatically lower over the past three years, driven in part, by advances in fiber optic technology which have resulted in significant per circuit price declines. Prices are continuing to fall. We expect that the insolvency of various industry participants will create further downward pressure on prices. To the extent that well-financed competitors acquire distressed assets from insolvent companies, they will be able to offer capacity at significantly lower marginal costs than the companies that originally built the systems.

        The financial difficulties faced by a number of our competitors, suppliers and customers, such as Global Crossing, 360networks, Reach, Carrier 1, PSINet, Teleglobe, WorldCom and KPNQwest, as referred to above, have exacerbated the oversupply situation by putting further downward pressures on margins as a result of the need to dispose of so-called distressed assets to achieve some return on initial capital investments. We anticipate that assets may be recycled and obtained by competitors at a much lower cost structure than has been achieved by those companies that built the networks themselves. Continuing weakness in prices caused by overcapacity, together with continued problems experienced by other industry participants and skepticism about the sector generally, can be expected to adversely affect our business and our liquidity.

  Risks Relating to Our Business

Our ability to defend challenges from certain customers who are challenging and, in certain cases, refusing to pay certain operations and maintenance charges on our FEA system could result in a material adverse effect on our business or financial condition

        A number of our original customers who purchased certain capacity from us on our FEA cable system are challenging the operations and maintenance ("O&M") charges on the system, pursuant to the FEA Construction and Maintenance Agreement ("FEA C&MA"). In certain cases, despite their contractual obligations, some of these customers refuse to pay the O&M charges which are due, claiming that they should be lowered to better reflect current market prices, even though such a price adjustment mechanism is not contemplated by the FEA C&MA.

        While we are in the process of obtaining an agreement with these customers that the O&M fees are appropriate and in line with their payment obligations under the FEA C&MA, we cannot guarantee that all of them will be persuaded and continue their payments. If we are not able to collect fees relating to the O&M charges or if we are forced to take a reduction on the charges by agreeing upon an amendment to the FEA C&MA, which cannot be reflected by reducing underlying third party O&M costs, we could experience a material adverse effect on our business or financial condition.

If we are unable to obtain continued support from existing customers, we may not be able to reach our recurring quarterly revenues targets

        A number of our existing customers, who have purchased capacity from us, are experiencing financial difficulties which affect their quarterly or yearly capital expenditure and operating costs budgets. In turn, this may have an adverse effect on our recurring revenues on a quarterly basis. We are dependent on the capital expenditure and purchase decisions of our customers, and cannot assure you that we will be able to reach our recurring quarterly revenues targets.

The financial difficulties of our suppliers and partners may impair our ability to operate our networks

        We utilize a number of different suppliers and partners who provide essential elements for the operations of our subsea cables, such as cable landing facilities, backhaul (the connection between the landing station and the PoP) or PoPs. In the case of our FNAL cable system, we are dependent on a number of suppliers, most specifically Reach, the co-builder of the FNAL cable system. Although Reach has a contractual obligation to transfer the ownership of its half of the FNAL sub-sea cable segments, it currently still owns half of these FNAL segments. On the other hand, it owns the cable landing stations in Japan and Taiwan, whereas Korea Telecom owns the cable landing station in Korea. Our company or our local affiliate is, and as in the case of Taiwan and Korea, close to finalizing further details of long-term rights of use or similar lease arrangements relating to these assets, as we have for the terrestrial backhaul of FNAL in Taiwan and Korea with Eastern Broadband Telecom Company Limited and Hansol iGlobe Company Limited ("Hansol") respectively. With Chief Telecom, Inc. in Taiwan and Hansol in Korea, our company or our local affiliates, have long-term lease arrangements for our PoPs located in our telehouse facilities in Taipei and Seoul. In case of any financial difficulties of any of these suppliers or partners, our ability to operate our networks may be significantly impaired and/or be at a higher cost.

If we fail to maintain co-operative relationships with our landing parties and local operators, our operations or upgrade may be impaired

        We utilize a number of different landing parties to provide access to the origination and termination points necessary for continued operations and any future upgrades, such as cable landing stations, at various locations on our global network, especially for the FEA cable system. Our ability to offer city-to-city services on the FEA cable system is dependent on our landing parties' willingness to provide cost-effective terrestrial services and to agree to connect other terrestrial networks to our systems. Each of these landing parties has entered into a construction and maintenance agreement with us and some of our customers, under which each of the landing parties commits to provide access, to charge reasonable and uniform rates to all customers accessing our global network through the landing party's landing station and to maintain the terrestrial portion of our system in the landing party's country. Despite obligations to act in the best interest of the FEA system and these commitments, we cannot assure you that the landing parties will perform their contractual obligations or that there will not be political events or changes in relation to the landing parties which have adverse effects on us. In addition, the construction and maintenance agreement does not explicitly grant us the right to install further equipment into cable landing facilities without the consent of our landing parties. We cannot assure you that we will be able to obtain the consent of our landing parties to proposed future modifications of our landing facilities that may be advantageous to us or necessary to operate our global network.

        Although the implementation of the FEA Construction and Maintenance agreement is governed by a management committee who can decide by majority vote which needs to include FLAG in case of financial impact on FLAG, a change of the FEA Construction and Maintenance Agreement would require unanimity.

Continued severe competition on most of the routes of our systems will limit our ability to maintain or improve our margins and our ability to improve our market share

        Competition remains strong in many markets, especially in North Asia and the Atlantic. Recent announcement relating to substantial new capacity built in the Middle Eastern and Asian markets will only add to the competitive pressure, though it is somewhat offset by the increasing demand in these markets. A good example is the recently announced SMW-4 cable, a direct competitor of the FLAG FEA system, at a lower cost, with more capacity and with a faster implementation than previously assumed in our business planning. In addition, many of our competitors are undergoing restructuring, which makes them extremely aggressive in pricing. Even though customers may not want to buy from these companies, the price quotes they receive from them influence market pricing levels and customer expectations. Whereas our current business plan anticipates a degree of price erosion, which we are currently experiencing to a large extent, it is contingent on pricing stabilizing on the Atlantic and Middle Eastern routes, and on not having excess capacity in the over-supplied market in the next two years.

Continuing pricing pressures, technology and other factors that could lead to the recognition of further asset impairments could have a material adverse effect on our financial position

        We intend to retain capacity on all our systems for our own account, to bundle this capacity with our other products and to sell these bundled products. The future demand for such bundled products, or the prices we can obtain for these products, may not be sufficient to allow us to fully utilize the retained capacity or to recover our capital invested in the projects. The trend toward shorter-term capacity purchases and continued declining prices makes it increasingly uncertain that we will be able to recover our costs.

        The telecommunications industry is subject to rapid and significant changes in technology. If we do not replace or upgrade technology and equipment that becomes obsolete, we will be unable to compete effectively because we will not be able to meet the expectations of our customers. Additionally, in recent years, the useful economic life of telecommunications equipment has declined significantly. Although we believe that, for the foreseeable future, technological changes will not materially affect the use of our fiber-optic system, we cannot predict the effect of technological changes on our business. We cannot assure you that technological developments will not render the infrastructure and technologies in which we invest obsolete before we can adequately utilize them.

        Given the high degree of competition in terms of alternative supply, price erosion and continued lack of demand, an impairment charge of $359.0 million on our FA-1 cable system was recognized in the year ended December 31, 2001. Our adoption of statement of Financial Accounting Standards No. 144 and the subsequent review of future cash flows based on current service potential in the light of the current depressed telecommunications market conditions has resulted in an impairment of the FEA cable system of $327.9 million and an impairment of the FNAL cable system of $225.0 million during 2002, in addition to the impairment charge recorded upon adoption of fresh start accounting. We will continue to review the operating performance of our systems, and we cannot assure you that continuing pricing pressure will not require us to recognize further impairments in the future. If we determine at any time that we are required to recognize a further impairment and write down the value of the system, this could be expected to have a material adverse effect on our financial condition.

Governmental investigations with respect to other industry participants may adversely affect us

        The SEC and the Federal Bureau of Investigation are conducting investigations into the financial reporting of Global Crossing, and the SEC and U.S. House of Representatives are also investigating the financial reporting of other industry participants, such as Qwest. In connection with the SEC's Global Crossing and Qwest investigations, we and other industry participants have received third party subpoenas from the SEC requesting documents relating to our transactions with Global Crossing and Qwest. Although we have given full disclosure, and co-operated fully with the SEC requests, and the SEC has not made any adverse comments to us, it is possible that the SEC will determine to investigate other industry participants, including us.

Customers may demand shorter-term arrangements which makes it difficult to maintain our customer base and may put greater pressure on our operating margins or short-term cash flows

        As prices continue to soften, excess capacity continues to overhang the market and customers continue to fear that suppliers are financially unstable, customers may become increasingly unwilling to purchase capacity on an ROU basis over an extended period of time, typically 15 years. Capacity sales may be structured as short-term arrangements with annual repricing or, in the case of continued long-term arrangements, increasingly spread payments are agreed. This potential shift to shorter-term or spread payments arrangements makes it increasingly difficult for us to maintain our existing customer base and may put greater pressure on our operating margins or short-term cash flow. If market conditions are materially different to the assumptions in our forecast, an increase in short-term arrangements may have a detrimental impact on operating margins or short-term cash flow.

Our dependence on third parties for the critical "last mile" connection to our customers may adversely affect our ability to compete

        As an independent carrier, we regularly have to rely on established telephone companies, some of whom are our competitors, for the "last mile" connection to the individual customer's network. Our largest competitors, such as the dominant regional operating companies and the incumbent PTO companies, often have end-to-end connectivity and are often not reliant on third parties for the "last mile". As a result, they may be able to provide services similar to those which we provide on a more cost-effective basis than we can. This lack of access, and the cost of acquiring it, may adversely affect our ability to compete.

Because our company and our industry are highly regulated, our ability to compete in some markets is restricted

        The telecommunications industry is highly regulated. The regulatory environment varies substantially from country to country and restricts our ability to compete and/or operate in some markets. We cannot assure you that we will be able to obtain the authorizations that we need to implement our business plan or enter new markets or that these authorizations, if obtained, will not be later revoked. Regulation of the telecommunications industry is changing rapidly, which affects our opportunities, competition and other aspects of our business. Our operations may be subject to risks such as the imposition of governmental controls and changes in tariffs.

If adverse foreign economic or political events occur, our network and customer base may be adversely affected and our financial results could suffer

        We derive substantially all of our revenues from international operations. We have, and expect to have, substantial physical assets in several foreign jurisdictions along our global network. International operations are subject to political, economic and other uncertainties, including, the risk of war, revolution, expropriation, renegotiation or modification of existing contracts, labor disputes and other uncertainties arising out of foreign government sovereignty over our international operations. Some regions of the world along our routes have a history of political and economic instability. This instability could result in new governments or the adoption of new policies that are hostile to foreign investment.

Because many of our customers deal predominantly in foreign currencies, we may be exposed to exchange rate risks

        We invoice all capacity sales and maintenance charges in U.S. Dollars. However, we invoice some managed services products in local currencies and most of our customers and many of our prospective customers derive their revenues in currencies other than U.S. Dollars. The obligations of customers with substantial revenues in foreign currencies may be subject to unpredictable and indeterminate increases in the event that such currencies devalue relative to the U.S. Dollar. Furthermore, these customers may become subject to exchange control regulations restricting the conversion of their revenue currencies into U.S. Dollars. In this event, the affected customers may not be able to pay us in U.S. Dollars.

Because some of our customers operate in a weak economic environment with a lack of external investment, we may be exposed to bad debt risks

        As a result of the current uncertain global economic environment and challenges facing the industry, we may experience collection delays or non-payment and we have experienced, and may continue to experience, deferrals of purchases of our products and services by our customers.

        The operation, administration, maintenance and repair of our cable systems are subject to risks that could lead to the failure of those systems to operate as intended for their full design life.

        Each of our systems is and will be subject to the risks inherent in a large-scale, complex fiber optic telecommunications system. The operation, administration, maintenance and repair of our systems requires the coordination and integration of sophisticated and highly specialized hardware and software technologies and equipment located throughout the world. We cannot be certain that our systems will continue to function as expected in a cost-effective manner. The failure of the hardware or software as required could render a cable system unable to perform at design specifications.

        Each of our undersea systems either has or is expected to have a design life of generally 25 years, while each of our terrestrial systems either has or is expected to have a design life of at least 20 years. The economic lives of these systems, however, are expected to be shorter than their design lives, and we cannot be certain of the actual useful life of any of these systems. A number of factors will ultimately affect the useful life of each of our systems, including, among other things: quality of construction; unexpected damage or deterioration; and technological or economic obsolescence.

        Failure of any of our systems to operate for its full design life could result in a loss of customers and a reduction in future revenues and adversely affect our future operating results.

  Risks Relating to Our Company

We may not be able to close the amalgamation transaction with Reliance Gateway Net Limited

        We entered into an agreement with Reliance Gateway Net Limited ("Reliance Gateway"), a wholly owned subsidiary of Reliance Infocomm Limited, pursuant to which Reliance Gateway will acquire 100% of our Common shares on a fully diluted basis for an aggregate purchase price of $207 million, reflecting a per share price of $95.61.

        The closing of the acquisition is subject to certain conditions, including the receipt of certain regulatory approvals and the approval of our shareholders. A meeting of our shareholders is expected to be held in December 2003 to approve and adopt the amalgamation agreement.

        We cannot assure you that we will be able to obtain the necessary regulatory approvals, or to obtain the necessary shareholders' approval, to complete the transaction. We also cannot assure you that we will be able to timely hold our shareholders' meeting in December 2003. The amalgamation agreement may be terminated by us or Reliance Gateway if the amalgamation is not consummated by February 28, 2004, subject to certain exceptions.

        If the amalgamation is not completed as planned, the Company would continue to operate and to be a public company and the Company's board of directors would continue to pursue strategies to maximize shareholder value. If the shareholders do not approve and adopt the amalgamation agreement, the Company may be required, under certain circumstances, to pay a termination fee equal to $6,210,000 to Reliance Gateway.

Our ability to operate successfully under a reduced budget after emergence from chapter 11 may directly impact our business, financial condition and results of operations

        We emerged from chapter 11 proceedings with a reduced debt liability, a reduced budget and a smaller organization. In the event of further deterioration in the market, we cannot assure you that we will have sufficient resources to implement our business plan and secure additional growth.

Our failure to maintain our key skills could severely impair our activities and the implementation of our strategy

        Our business is managed by a number of key people who have the expertise and experience which are critical to our global business and the implementation of our strategy. Competition for key skills remains intense in the current unstable telecommunications market. If we are unable to retain our key skills, our activities could be severely impaired and our ability to carry out our strategy could be materially and adversely affected.

If we fail to have our common shares listed on Nasdaq or a national securities exchange, our ability to raise capital may be adversely impacted

        Our common shares currently trade on the over-the-counter market. Pursuant to the Plan, we must use commercially reasonable efforts to cause our common shares to be listed on the Nasdaq National Market or a national securities exchange. However, we must first fulfill the minimum market price and other requirements set out by Nasdaq or a national securities exchange, and our listing applications will be subject to review and approval by Nasdaq or such exchange. We cannot assure you that we will be able to re-list our common shares on the Nasdaq National Market or a national securities exchange in the imminent future.

        Although our current plans do not assume additional financing, it may be difficult for us to raise equity capital, especially through the sale of our common shares, while our common shares are trading on the over-the-counter market because of the substantially lower liquidity in that market relative to the Nasdaq National Market or a national securities exchange such as the New York Stock Exchange. Even if we were able to raise equity capital while our common shares are trading on the over-the-counter market, it is likely that it would be at a discount relative to what we could receive for our common shares if they were listed on the Nasdaq National Market or a national securities exchange. If we need to raise a certain amount of cash, this discount could result in the sale of a greater number of shares, which could result in additional dilution to existing holders of our common shares.

The prices of our common shares can be expected to be volatile

        The market price of our common shares, like the stock prices of many publicly traded telecommunications companies, may be highly volatile. The market price of the common shares could be affected by:

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  The depth and liquidity of the market for the common shares (there are relatively few shares outstanding and they are currently thinly traded, on average);

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  Investor perceptions of our financial condition and results of operations;

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  Increased price competition;

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  Quarterly variations in our operating results; and

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  Changes in general economic conditions of the telecommunications industry and volatility in the financial markets.

U.S. persons who own our common shares may have more difficulty in protecting their interests than U.S. persons who are shareholders of a U.S. corporation

        The Companies Act 1981 of Bermuda (the "Bermuda Act"), which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Bermuda Act (including modifications adopted pursuant to our Bye-Laws) applicable to us, which differ in certain respects from provisions of Delaware corporate law. Because the following statements are summaries, they do not purport to deal with all aspects of Bermuda law that may be relevant to our company and our shareholders.

        Interested Directors.    Bermuda law requires that a director declare, at the first opportunity at a meeting of the directors or by writing to the directors, his interest in any material contract or proposed material contract with the company or any of the subsidiaries, or his material interest in any person that is a party to a material contract or proposed material contract with the company or any of its subsidiaries. Any director or officer who fails to make such declaration is deemed not to be acting honestly and in good faith. Our Bye-Laws provide that no director is accountable to our company in respect of any remuneration or other benefits received as a director of our company or person promoted by our company or in which our company has an interest. Under Delaware law such transaction would not be voidable if (1) the material facts as to such interested director's relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (2) such material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon or (3) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

        Mergers and Similar Arrangements.    We may acquire the business of another Bermuda exempted company or a company incorporated outside Bermuda. We will be permitted, with the approval, as required under Bye-Law 96 of the Bye-Laws, of 75% of votes cast at a general meeting of its shareholders at which the quorum required under Bye-law 39 (consisting of two persons holding or representing in person or by proxy in excess of 50% of the outstanding shares) is present, to amalgamate with another Bermuda company or with a body incorporated outside Bermuda. Any shareholder of a Bermuda company that is amalgamating may, subject to meeting certain requirements, apply to a Bermuda court for a determination of the fair value of such shareholder's shares. Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. For example, under Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair value of the shares held by such stockholder (as determined by a court) in lieu of the consideration such stockholder would otherwise receive in the transaction.

        Takeovers.    Bermuda law provides that where an offer is made for shares of a company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may by notice require the non-tendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. Bermuda law also affords the holder of 95% or more of the issued shares of a company the right to acquire the balance of the issued shares, but also gives a right to the minority shareholders to apply to the court for an appraisal of the fair value of their shares. Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of capital stock. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.

        Shareholder's Suit.    The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many United States jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in the name of the company to remedy a wrong done to the company where the act complained of is alleged to be an infringement of a personal right vested in the shareholder, or to be beyond the corporate power of the company, or is illegal, or would constitute a fraud against the minority shareholders. The court in Bermuda has discretion to require one party to pay a proportion of the legal costs of the other party. Usually, the winning party in such an action would be able to recover from the losing party a portion of attorneys' fees incurred in connection with such action. Our Bye-Laws provide that shareholders waive all claims or rights of action that they might have, individually or in the right of the company, against any director or officer for any act or failure to act in the performance of such director's or officer's duties, except with respect to any fraud or dishonesty of such director or officer. Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

        Indemnification of Directors.    Under Bermuda law, we may indemnify our directors or officers in their capacity as directors or officers for any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to the company other than in respect of his own fraud or dishonesty. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (i) such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his or her conduct was unlawful.

        Inspection of Corporate Records.    Members of the general public will have the right to inspect our public documents at the office of the Registrar of Companies in Bermuda, which will include our memorandum of association (including its objects and powers) and any alteration to our memorandum of association and documents relating to any increase or reduction of authorized capital. Our shareholders have the additional right to inspect our Bye-Laws, minutes of general meetings and audited financial statements, which must be presented to the general meeting of shareholders. The register of our shareholders is also open to inspection by shareholders without charge, and to members of the public for a fee. We are required to maintain our share register in Bermuda but may establish a branch register outside Bermuda. We are required to keep at our registered office a register of our directors and officers which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. Delaware law permits any shareholder to inspect or obtain copies of a corporation's shareholder list and its other books and records for any purpose reasonably related to such person's interest as a shareholder.

        Enforcement of Judgments and Other Matters.    We have been advised by Appleby Spurling & Kempe, our Bermuda counsel, that a Bermuda court will not enforce, in the courts of Bermuda, judgments of United States courts based upon the civil liability provisions of the United States federal securities laws, unless such judgments are monetary judgments, and certain criteria are met. Additionally, Appleby Spurling & Kempe has advised us that an investor would not be able to bring an original action in the Bermuda courts to enforce liabilities against us or our directors and officers who reside outside the United States based solely upon United States federal securities laws, but could enforce rights which constituted rights capable of enforcement under Bermuda law which might be equivalent to the rights of such investors under the requirements of the United States federal securities law.

        We have been advised by Appleby Spurling & Kempe that there is no treaty in effect between the United States and Bermuda providing for the enforcement in Bermuda of a monetary judgment entered by a United States court. Because of the absence of such a treaty a litigant's ability to enforce a United States monetary judgment against us will be impaired to the extent that the litigant is actually required to bring an action to enforce the judgment in a Bermuda court. Appleby Spurling & Kempe has advised that, assuming that they meet certain criteria, such judgments are the proper subject of an action in the Supreme Court of Bermuda and that, on general principles, such an action should be successful without having to prove any of the facts underlying the judgment as long as two standard principles are established: first, the United States court rendering the judgment must have been competent to hear the action, and second, the judgment may not be contrary to Bermuda public policy, obtained by fraud or in proceedings contrary to natural justice of Bermuda and should not be based on an error in Bermuda law.

        Some of our directors and officers reside outside the United States, and all or a substantial portion of their assets and our assets may be located in jurisdictions outside the United States. Therefore, it may be difficult for investors to effect service of process within the United States upon non-U.S. directors and officers or to recover against our company, or non-U.S. directors and officers on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. However, we may be served with process in the United States with respect to actions against it arising out of or in connection with violations of U.S. federal securities laws relating to offers and sales of our common shares by serving our U.S. agent irrevocably appointed for that purpose. We have retained CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our U.S. agent irrevocably appointed for the service of process as described in the preceding sentence.

Certain shareholders may be subject to the controlled foreign corporation rules

        United States shareholders who, directly or indirectly (taking into account certain complex attribution rules), own or will own 10% or more of the total combined voting power of all classes of our shares (each a "10% United States shareholder") should consider the possible application of the controlled foreign corporation ("CFC") rules. If five or fewer 10% United States shareholders collectively own more than 50% of the total combined voting power or total value of our capital stock, we will be treated as a CFC. Each 10% United States shareholder of a CFC generally must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC's "subpart F income," even if the subpart F income has not been distributed, and is also subject to current U.S. tax on its pro rata share of the CFC's earnings invested in U.S. property. In addition, gain from the sale or exchange of stock in a CFC by a U.S. person that is or was a United States shareholder may be treated as ordinary income under certain circumstances.

We may be unable to repay or service debt

        Our ability to pay the principal of and interest on the FNAL Notes issued by us on Effective Date, described under Note 9 of Item 1.E of this Form 10-Q, and to satisfy our other payment obligations will depend upon our future performance, which will be affected by prevailing economic conditions and financial, business and other factors and our level of indebtedness from time to time. Many of these conditions and factors are beyond our control.

We may not be successful in obtaining a favorable final court judgment in the action brought against certain FNAL Note holders

        Although the US Bankruptcy Court ruled in our favor in the preliminary proceedings hearing which took place in New York on August 22, 2003, we may have to pay Kensington International Limited and Springfield Associates, LLC US$3.1 million as they have counter claimed in the full proceedings in case the preliminary decision is overruled in such proceedings.

The market value of our assets is subject to market fluctuations, and we may not realize sufficient value on the sale of collateral to satisfy our payment obligations if we were to default on our notes

        Certain of the Notes issued by us on Effective Date are secured by a first priority lien on all of our assets. In the event that we default on our obligations to make payments in respect of the Notes, holders of the Notes would be entitled to payment out of proceeds from the sale of the collateral prior in right to any general unsecured creditors. Our ability to realize such value upon the sale of the collateral and to satisfy our obligations with respect to these Notes, however, will depend upon general market and economic conditions, the physical condition of the collateral, the availability of buyers and other similar factors at the time of sale. The value of the collateral will decline over time due to usage and wear and tear or in response to market fluctuations, and there can be no assurance that the future value of the collateral will not be considerably less than their current appraised value or the amount actually paid for such assets. Accordingly, there can be no assurance that the proceeds of any sale of the collateral following an event of default on the Notes would be sufficient to satisfy payments due on the Notes.

If future costs exceed our current estimate of future performance obligations, our financial results could suffer

        In accordance with fresh start accounting rules, we have made a provision for future costs in respect of services for which we have already received payment. Whilst this is an estimate and we do not expect any material variation from this, we cannot guarantee that these costs will be as predicted when they arise.

        If we determine at any time that we are required to recognize a further provision in respect of these costs, this could be expected to have a material adverse effect on our financial condition.

Certain aspects of our corporate structure may restrict our ability to satisfy our payment obligations

        FLAG Telecom Group Limited has no business operations of its own and has no significant assets other than the shares of its subsidiaries. It derives all of its cash flow from dividend and other payments from its direct and indirect subsidiaries, which in turn derive all of their cash flows from payments from their respective subsidiaries.

        Our ability to pay the principal of, premium, if any, and interest on our indebtedness is dependent on the generation of cash flow by these subsidiaries and their ability to make such cash available to us by dividend or otherwise. The ability of these subsidiaries to transfer funds by dividend or otherwise may be restricted by their ability to generate cash flow from operations, the law of the jurisdiction of their incorporation, applicable bankruptcy, federal, state or foreign fraudulent conveyance or dividend restriction laws and any financing agreements to which they are parties.

There are anti-takeover provisions contained in our Bye-Laws that could impede an attempt to replace or remove our management or delay or prevent the sale of our company, which could diminish the value of our common shares

        Our Bye-Laws contain provisions that could delay or prevent changes in our management or a change of control that a shareholder might consider favorable, including:

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  election of our directors is staggered, meaning that the members of only one of three classes of our directors are elected each year;

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  shareholders have limited ability to remove directors; and

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  shareholders must give advance notice to nominate directors at shareholder meetings.

These provisions may prevent a shareholder from receiving the benefit from any premium over the market price of our common shares offered by a bidder in a potential takeover. Even in the absence of a takeover attempt, these provisions may adversely affect the prevailing market price of our common shares if they are viewed as discouraging takeover attempts in the future.

Officers and directors may have conflicts of interest.

        Some of our directors and executive officers also serve as officers and directors of other companies. Additionally, some of our officers and directors are active investors in the telecommunications industry. Service as one of our directors or officers and as a director or officer of another company could create conflicts of interest when the director or officer is faced with decisions that could have different implications for us and the other company.

  Other Risks

Changes arising from the recently implemented Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") which focus on financial reporting principles and corporate governance issues could make it difficult for us to maintain our timely corporate governance compliance and are likely to increase our costs

        The Sarbanes-Oxley Act that became law in July 2002 has increased the focus on our financial reporting principles and corporate governance compliance. The Sarbanes-Oxley Act also requires the Securities and Exchange Commission to promulgate new rules and regulations on a variety of subjects. The introduction of the Sarbanes-Oxley Act with increased and newly introduced emphasis on various financial reporting and corporate governance has prompted changes in our financial reporting procedures and corporate governance measures. As the Sarbanes-Oxley Act introduces substantial changes within a relatively short period of time, we cannot assure you that we would not unintentionally find ourselves in violation of some of the changes. We expect that the Sarbanes-Oxley

Act and these new rules and regulations will increase our legal and financial compliance costs and will make some activities more difficult, time consuming and/or costly.

If there is any change in our tax status or income tax regulations of the countries where we operate, our financial results could be negatively affected

        We believe that a significant portion of our income will not be subject to tax by Bermuda, which currently has no corporate income tax, or by certain other countries in which either we conduct activities or in which our customers are located. However, we base this belief upon the anticipated nature and conduct of our business, which may change, and upon our understanding of our position under the tax laws of the various countries in which we have assets or conduct activities, or upon the location of our customers. Our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law which may have retroactive effect. We cannot determine in advance the extent to which certain jurisdictions may require us to pay tax or to make payments in lieu of tax. In addition, payments due to us from our customers may be subject to withholding tax or other tax claims in amounts that exceed the taxation that we expect based on our current and anticipated business practices and current tax regimes.

Changes in U.S. federal income tax law could materially adversely affect shareholders' investment

        Recently proposed U.S. legislation targeting so-called "inversion transactions" would under certain circumstances treat a foreign corporation as a U.S. corporation for U.S. federal income tax purposes and under other circumstances would require obtaining IRS approval of the terms of related-party transactions. In addition, interest deductions on debt borrowed from or guaranteed by a related non-U.S. party would be more severely limited than under existing so-called "earning stripping" provisions.

        We would appear generally not to be subject to the proposed legislation directed at inversion transactions as currently drafted. However, the proposed changes to the earnings stripping provisions could impose significant restrictions on the amount of interest deductible by our U.S. subsidiaries on certain debt owed to or guaranteed by related non-U.S. parties. We cannot predict whether the proposed legislation (or any similar legislation) will be enacted or, if enacted, what the specific provisions or the effective date of any such legislation would be, or whether it would have any effect on our company.

        If the inversion legislation were enacted and made applicable to us, we could be treated as a U.S. corporation. If we were treated as a U.S. corporation, we would be subject to taxation in the U.S. at regular corporate rates, in which case our earnings and shareholders' investments would be materially adversely affected. If the inversion legislation were to apply, however, the earnings stripping provisions would, if also enacted, be inapplicable to the extent the non-U.S. related-party lender or guarantor was treated as a U.S. corporation under the inversion legislation.

        Enactment of this legislation could materially adversely affect our earnings and shareholders' investment.

We may become subject to taxes in Bermuda after 2016

        The Bermuda Minister of Finance, under The Exempted Undertakings Tax Protection Act 1966 of Bermuda, assured Predecessor that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to us or to any of our operations or our shares, debentures or other obligations until March 28, 2016. We cannot assure you that we will not be subject to any Bermuda tax after that date.

The impact of Bermuda's letter of commitment to the Organization for Economic Cooperation and Development to eliminate harmful tax practices is uncertain and could adversely affect our tax status in Bermuda

        The Organization for Economic Cooperation and Development, which is commonly referred to as the OECD, has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. In the OECD's report dated June 26, 2000, Bermuda was not listed as a tax haven jurisdiction because it had previously signed a letter committing itself to eliminate harmful tax practices by the end of 2005 and to embrace international tax standards for transparency, exchange of information and the elimination of any aspects of the regimes for financial and other services that attract business with no substantial domestic activity. We cannot predict what changes will arise from the commitment.

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Exhibit 99.1
Risk Factors